Mail Stop 4561

February 15, 2006

Janice Fukakusa
Chief Financial Officer
Royal Bank of Canada
200 Bay Street
Royal Bank Plaza
Toronto, Ontario Canada M5J2J5

RE:	Royal Bank of Canada
Form 40-F for Fiscal Year Ended October 31, 2005
Filed November 30, 2005
File No. 001-13928

Dear Ms. Fukakusa,

	We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

2005 Consolidated Financial Statements

Critical Accounting Policies and Estimates, page 8

1. We note your disclosure on page 9 that you record market value reserves due to liquidity and model risk. Please describe for us your methodologies for calculating liquidity risk, model risk and any other fair value reserves.

2. Please separately quantify for us your liquidity risk, model risk and any other fair value reserves for each of the past three fiscal year ends and analyze any significant increases or decreases. Please clarify in your response how your accounting differs from the requirements of US GAAP and the related reconciliation.

Note 1 Significant Accounting Policies and Estimates

Derivatives, page 61

3. We note your disclosure on page 62 that at the inception of all derivatives to be reported at fair value, if fair value is not evidenced at inception by quoted market prices, other current market transactions or observable market inputs, then unrealized gains and losses are deferred and recognized over the term of the instrument.
Please explain to us your methodology to recognize the deferred unrealized gains and losses over the term of the instrument. Please clarify in your response how your accounting differs from the requirements of US GAAP and the related reconciliation.

Premises and Equipment, page 62

4. We note you depreciate leasehold improvements over the lease term plus the first renewal option period. Please tell us how you accounted for leasehold improvements in your reconciliation of Canadian and U.S. Generally Accepted Accounting Principles. If you did not include a reconciling item, please tell us the U.S. accounting guidance on which you rely for this depreciation policy.

Note 5 Securitizations, page 70

5. Please tell us how you identified the receivables you securitized.
Also tell us your accounting policy for these receivables for the period subsequent to identification until they are securitized.

6. Given your history of securitizing receivables, tell us how you considered whether all or a portion of your receivables should be reported as held for sale as of October 31, 2005.









Note 25 Guarantees, Commitments and Contingencies, page 92

7. We note your disclosure on page 95 that you established a litigation reserve of CAD$591 million (US$500 million), related to your exposure to Enron. Please tell us the following:

* the evidence you considered in concluding that a loss was probable;

* the evidence you considered in determining the amount to recognize;
and

* your decision making process that led to your accrual in the quarter ended October 31, 2005 as compared to any earlier or subsequent period.

8. Please tell us how you accounted for the "allowed" CAD$140 million in claims you filed against the Enron bankruptcy estate, including a
CAD$61 million claim you previously transferred, in exchange for a cash payment to Enron of CAD$29 million. Also, please clarify what
"allowed" means in your disclosure.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,



Paul Cline
Senior Accountant

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Janice Fukakusa
Royal Bank of Canada
February 15, 2006
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